SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 11, 2018

I.             Date, Time and Place: October 11, 2018, at 10:00 A.M., at the registered office of GOL Linhas Aéreas Inteligentes S.A. (“Company”), located at Praça Comte. Linneu Gomes, s/n, Portaria 3, Prédio 15, Meeting Room of the Board of Directors, Jardim Aeroporto, City and State of São Paulo. II. Calling and Attendance: Call Notice on October 11, 2018, under the terms of §1 of Article 19 of the Company’s Bylaws and the attendance of the following members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Melissa Paula dos Santos Silva Sica, to act as secretary of the meeting. IV. Agenda: To discuss, pursuant to Article 21 (k) and (l) of the Company’s Bylaws, (i) the Company’s provision of surety to secure the obligations of its subsidiary GOL Linhas Aéreas S.A. (“GLA”), a Brazilian corporation having no registration as a publicly-held company with the Brazilian Securities Commission (“CVM”), with its registered office located at Praça Senador Salgado Filho, s/n, térreo, Aeroporto Santos Dumont, public area, 46-48/O-P, Administrative Back Office, CEP 20.021-340, Rio de Janeiro, RJ, taxpayer identification number CNPJ/MF 07.575.651/0001-59 (“Issuer”), in its seventh issue of a single series of secured non-convertible debentures for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476, dated January 16, 2009, as amended (“CVM Instruction 476”), for BRL$887,500,000 (“Issue” and “Debentures”, respectively); (ii) the Company’s entering into, as a Guarantor in the context of the Issue, a Private Instrument of Indenture of the  Seventh Issuance of Debentures of GLA (“Indenture”); (iii) the Company’s entering into, as intervening and consenting party and as a party having joint and several liability together with the Issuer, the Distribution Agreement (as defined below); (iv) the Company’s entering into, as intervening and consenting party, the Fiduciary Assignment Agreement (as defined below); and (v) authorization for the Company’s executive board to take any and all actions required for the formalization of the guarantee, and the delivery and execution of the Indenture, the Fiduciary Assignment Agreement and the Distribution Agreement, including the grant of powers of attorney and the execution of auxiliary documents, annexes and the like, and the approval and ratification of any acts already taken for purposes of the Issue and the guarantee. V. Resolutions: After the necessary clarifications were provided, the Company’s Board of Directors unanimously approved (i) the guarantee securing GLA’s obligations under the Issue, as provided for in the Indenture, binding the Company as guarantor, primary payer and as party jointly and severally liable for the Issuer’s obligations arising from the Indenture and/or provided for in any other documents of the Issue setting forth additional characteristics of and conditions for the Issuer’s obligations, and any and all documented costs or expenses incurred by the trustee of the Issue or by the holders of the Debentures resulting from proceedings, lawsuits and/or other judicial or extrajudicial remedies required for safekeeping the claims and rights under the Indenture and other Issue documents, as amended, as well as applicable remuneration and overdue charges, including, but not limited to, those owed to the Issue trustee, until the fulfillment of the obligations provided for under the Indenture. In accordance with the Indenture, the Issue will have the following characteristics: (a) Total Issue Amount: BRL$887,500,000 on the Date of Issue (as defined below); (b) Number of Series: the Issue will have a single series; (c) Number of Debentures: 88,750 Debentures will be issued; (d) Nominal Unit Value: BRL$10,000 on the Date of Issue; (e) Date of Issue: October 28, 2018 (“Date of Issue”); (f) Term and Maturity Date: the Debentures will have a term of two years and eleven months from the Date of Issue and a maturity date of September 28, 2021; and (g) Type: the Debentures will be secured, pursuant to Article 58, of Law No. 6.404, of December 15, 1976. The guarantee will be granted by the Company upon express waiver to any benefit of order, claims and disclaimers of any kind provided in the sole paragraph of Article 333, and in Articles 366, 821, 827, 830, 834, and following, of Law No. 10.406, of January 10, 2002 and Articles 130 and 794 of Law No. 13.105, of March 16, 2015 (“Guarantee”); (ii) the execution by the Company, as a Guarantor in the context of the Issue, of the Indenture, in which the Guarantee is granted by the Company; (iii) the execution by the Company, as intervening and consenting party and as a party having joint and several liability together with the Issuer, of a Private Instrument for Placement of Non-Convertible Secured Debentures Under the Regime of Underwriting Placement, in a Single Series, of GLA’s Seventh Issue, among the Issuer, the Company and intervening institutions in which the strategy and form of placement of the Debentures under the Indenture is set forth (“Distribution Agreement”); (iv) execution of the Contract for the Fiduciary Assignment as a Guarantee of Credit Claims on a Condition

Precedent and Other Covenants (“Assignment Agreement”), to, upon fulfillment of the Condition Precedent (as defined in the Indenture), establish the fiduciary assignment (in favor of the debentures holders represented by the Fiduciary Agent) (ii.1) of any Card Receivables (as defined in the Indenture); (ii.2) of any and all current and/or future credit claims held and to be held by the Issuer arising from the membership agreements entered into between the Issuer and the credit and debit cards accrediting or any operating companies, solely in connection with the operators “Visa” and “MasterCard”, who capture, process and settle the transactions mentioned above, including, but not limited to, fine, interest and other related charges; (ii.3) of the proceeds arising from the credit claims described in items (ii.1) and (ii.2) above; (ii.4) of any and all current and/or future claims of the Issuer against Banco do Brasil (in the capacity of collateral agent) in connection with the funds credited to the Bank Domicile Account (as defined in the Indenture), and the amounts deposited or to be deposited there, regardless of their stage, also during transit or bank clearing; and (ii.5) of the Bank Domicile Account (as defined in the Indenture) (“Fiduciary Assignment”); and (v) authorization for the Company’s executive board to take any and all actions required for the formalization of the approved Guarantee, including, but not limited to, execution of the Indenture, the Distribution Agreement and the Fiduciary Assignment Agreement, as well as the execution of any and all amendment, auxiliary documents, annexes and the like, including the grant of powers of attorney. Any acts taken already by the executive board for purposes of the Issue are hereby fully ratified and approved. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Melissa Paula dos Santos Silva Sica, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, October 11, 2018.

__________________________________ Constantino de Oliveira Junior Chairman	________________________________ Melissa Paula dos Santos Silva Sica Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.